ALSTON&BIRD LLP

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Mark C. Kanaly	Direct Dial: 404-881-7975	E-mail: mark.kanaly@alston.com

December 21, 2007

Via EDGAR Filing and Overnight Delivery

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:                                         Ms. Pam Howell

Mail Stop 3561

Telephone No. (202) 551-3357

                                                Re:          Duke Realty Corporation (“Duke,” or the “Company”)

                                                                Definitive Proxy Statement on Schedule 14A,

                                                                     as filed on March 15, 2007 (Commission File No. 1-9044)

                                                                     (the “2007 Proxy Statement”)

Dear Ms. Howell:

On behalf of our client, Duke Realty Corporation, we are providing this letter to you in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in your letter, dated December 3, 2007 (the “Comment Letter”) relating to Duke’s 2007 Proxy Statement.  The numbered paragraphs below correspond to the numbered paragraphs in the Comment Letter.  To facilitate your review, we have reproduced below the original text of the Staff’s comments, and have included the Company’s responses immediately following such comments.

Please note that we are filing this response letter via EDGAR submission, and also are delivering a copy of the submission to your attention via overnight courier.

Atlanta • Charlotte • Dallas • New York • Research Triangle • Washington, D.C.

United States Securities and Exchange Commission

December 21, 2007

1.                                      It appears that some elements of individual performance as further discussed in your response to comment five from our letter dated August 21, 2007 are financial targets. Please disclose the specific individual performance targets or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate to omit specific targets, please provide disclosure pursuant Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Response

The preceding Comment No. 1 contemplates that Duke would disclose the following:

(1)          financial targets that Duke established for the preceding fiscal year; and

(2)          financial targets that Duke established for the then current fiscal year.

With respect to the information described in paragraph (2) above, we do not believe that such information is required to be disclosed pursuant to Instruction 2 to Item 402(b) of the Commission’s Regulation S-K.  Specifically, Instruction 2 requires the disclosure of actions regarding executive compensation that were taken after the close of the last fiscal year’s end if those actions represent new or modified programs or policies, or otherwise could affect a fair understanding of the named executive officers’ compensation in the last fiscal year.  Where an incentive plan and the applicable performance criteria have not changed, we believe that the mere setting of new prospective targets under those same criteria for the next fiscal year does not represent a new or modified program, and would not affect a fair understanding of the named executive officers’ compensation in the last fiscal year.  Accordingly, Duke does not intend to disclose such information in its future filings.

With respect to the information described in paragraph (1) above, we believe that the disclosure of such financial information would be competitively harmful to Duke, and therefore properly excludable in reliance upon Instruction 4 to Item 402(b) of the Commission’s Regulation S-K (“Instruction 4”), for the following reasons:

•                  The real estate industry is highly competitive and Duke faces significant competition for investment opportunities.  Real property and opportunities are, by their very nature, limited, and there are more players in the real

United States Securities and Exchange Commission

December 21, 2007

estate industry than ever before.  Duke’s internal financial targets are the product of Duke’s strategic vision and assessment of the real estate industry.  These targets are constructed using proprietary models, and any public dissemination of these targets would be likely to cause substantial competitive harm to Duke by unfairly giving Duke’s competitors insight into its internal financial forecasting and models.

•                  Duke’s internal financial targets could be reverse engineered to give competitors insights into Duke’s assessment of, and projections related to, the future of the real estate industry, which would enable them to use that information when competing for similar investment opportunities, and/or when creating competitive models of their own.

•                  Duke believes that one of its competitive advantages is its knowledge of, and its experience and familiarity with, the real estate industry.  The disclosure of Duke’s internal financial targets would enable Duke’s competitors to benefit from its internal strategic models that are predicated upon that knowledge, experience and familiarity.

•                  There are limited opportunities for Duke to identify, attract and retain top level individuals to serve the company, and competition for top level, highly experienced individuals in the real estate industry is extremely competitive.  Duke’s competitors may use information about Duke’s compensation structure as a basis to solicit Duke’s most important employees, or to prevent Duke from hiring other talented individuals.  Likewise, the disclosure of these targets would impair Duke’s ability to retain such individuals, as competitors leverage that information against Duke, and, accordingly, would harm Duke from a competitive standpoint.

•                  Duke believes that the real estate business is extremely relationship-driven.  Recent acquisitions and dispositions activity by and among real estate industry participants provides evidence that the ultimate success of a transaction is measured, in part, by the ability of the acquiring party to operate the properties in a more successful manner than the predecessor entity, which largely is a function of business relationships.

•                  The disclosure of Duke’s internal financial targets may place Duke at a competitive disadvantage to the extent third parties perceive that Duke’s financial position is changing or is otherwise in question — whether because (i) Duke has set internal performance targets that are lower than what the public might have independently expected them to be, or (ii) Duke has failed to meet the financial internal performance targets that it established.

United States Securities and Exchange Commission

December 21, 2007

•                  The disclosure of Duke’s internal financial targets may result in the perception that Duke’s management is underperforming, to the extent that those targets are not met, which would place Duke at a competitive disadvantage with respect to (i) attracting joint venture partners and (ii) obtaining financing on attractive terms, whether in private transactions or in the public markets.

•                  The disclosure of Duke’s internal financial targets could also effect analysts’ perceptions of the Duke’s financial strength, its ability to raise capital, its ability to obtain insurance on favorable terms, and other business items, which could ultimately have a negative impact on Duke’s business generally.

In addition, Duke believes that disclosure of the specific performance targets themselves is not material to investors, and that such disclosure likely would be confusing to investors in light of Duke’s other public disclosures.  Specifically, Duke establishes the specific performance targets at the beginning of each year, and those targets remain “static” in the sense that they are not subsequently revised or updated throughout the year, notwithstanding the fact that Duke’s earnings guidance and other publicly available information may be substantially revised and updated to reflect any number of events or developments.  As a result, the specific performance targets may serve as a source of confusion to investors in light of their deviation from Duke’s other publicly available information.  Duke also notes that the targets in question generally are aspirational strategic goals that are established for internal corporate planning purposes only, and that the mere disclosure of such targets would not be meaningful to investors.  Rather than disclosing those targets, Duke believes that it would be more meaningful, and material, to investors, for Duke to disclose the likelihood of achieving those targets, and not the targets themselves.

Accordingly, Duke would propose to describe, in reasonable detail, the likelihood of achieving the specific performance targets, but not the specific performance targets themselves.

United States Securities and Exchange Commission

December 21, 2007

2.                                      We reissue comment eight from our letter dated August 21, 2007. You have not provided a detailed analysis as to why disclosure of the targets would result in competitive harm. You have simply stated that you believe third parties may be unwilling to do business with you based upon the disclosure of these targets. It is unclear how disclosure of targets for the prior fiscal year would result in such harm when the actual financial results for the period covered by the targets would be publicly available. Please either provide us with a detailed explanation for your conclusion that disclosure of the targets would result in competitive harm or disclose such information in future filings.

Response

We refer to our response to Comment No. 1 above, which sets forth a description of the direct competitive harm that Duke believes it would suffer as a result of disclosing the specific performance targets for the preceding year.

In addition, Duke believes that the public availability of its financial statements for the period(s) in question is not relevant to the analysis.  As described in our response to Comment No. 1 above, the specific performance targets generally are aspirational strategic goals that are established for internal corporate planning purposes only.

On behalf of Duke, we hereby acknowledge that:

•                  Duke is responsible for the adequacy and accuracy of the disclosure in its future filings;

•                  Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to Duke’s future filings; and

•                  Duke may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or require any additional information, please feel free to contact me at (404) 881-7975.

Yours truly,

/s/ Mark C. Kanaly

Mark C. Kanaly